TRANSALTA CORPORATION

THIRD QUARTER REPORT FOR 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis (“MD&A”) contains forward-looking statements.  These statements are based on certain estimates and assumptions and involve risks and uncertainties.  Actual results may differ materially.  See page 28 for additional information.

This MD&A should be read in conjunction with the unaudited interim consolidated financial statements of TransAlta Corporation as at and for the nine months ended Sept. 30, 2008 and 2007, and should also be read in conjunction with the audited consolidated financial statements and MD&A contained in our annual report for the year ended Dec. 31, 2007.  In this MD&A, unless the context otherwise requires, ‘we’, ‘our’, ‘us’, the ‘corporation’ and ‘TransAlta’ refers to TransAlta Corporation and its subsidiaries.  The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  All tabular amounts in the following discussion are in millions of Canadian dollars unless otherwise noted.  This MD&A is dated October 30, 2008.  Additional information respecting TransAlta, including its annual information form, is available on SEDAR at www.sedar.com.

RESULTS OF OPERATIONS

The results of operations are presented on a consolidated basis and by business segment.  We have two business segments: Generation and Commercial Operations & Development (“COD”).  Our segments are supported by a corporate group that provides finance, treasury, legal, regulatory, environmental, health and safety, sustainable development, corporate communications, government and investor relations, information technology, risk management, human resources, internal audit, and other administrative support.

In this MD&A, the impact of foreign exchange fluctuations on foreign currency denominated transactions and balances is discussed with the relevant income statement and balance sheet items.  While individual balance sheet line items will be impacted by foreign exchange fluctuations, the net impact of the translation of individual items is reflected in the equity section of the consolidated balance sheets.

  TRANSALTA CORPORATION / Q3 2008 1

The following table depicts key financial results and statistical operating data: 1

	3 months ended Sept. 30		9 months ended Sept. 30
	2008	2007	2008	2007
Availability (%)	86.0	85.1	85.7	85.6
Production (GWh)	12,357	12,761	36,235	36,955
Revenue	$ 791	$ 711	$ 2,302	$ 1,992
Gross margin[1]	$ 398	$ 375	$ 1,207	$ 1,109
Operating income[1]	$ 124	$ 128	$ 406	$ 357
Net earnings	$ 61	$ 66	$ 141	$ 179
Basic and diluted earnings per common share	$ 0.31	$ 0.33	$ 0.71	$ 0.88
Comparable earnings per share[1]	$ 0.32	$ 0.32	$ 1.06	$ 0.80
Cash flow from operating activities	$ 202	$ 156	$ 610	$ 655
Cash dividends declared per share	$ 0.27	$ 0.25	$ 0.81	$ 0.75

			Sept. 30, 2008	Dec. 31, 2007
Total assets			$ 7,407	$ 7,179
Total long-term financial liabilities			$ 3,125	$ 2,880

AVAILABILITY & PRODUCTION

Availability for the three months ended Sept. 30, 2008 increased compared to the same period in 2007 due to lower planned outages at the Alberta Thermal plants (“Alberta Thermal”), partially offset by higher unplanned outages at Alberta Thermal.

Availability for the nine months ended Sept. 30, 2008 was comparable to the same period in 2007 as lower planned outages at Alberta Thermal and lower derates at the Centralia Thermal plant (“Centralia Thermal”) resulting from test burns of Powder River Basin (“PRB”) coal in 2007 were mostly offset by higher unplanned outages at Alberta Thermal and higher planned outages at Centralia Thermal.

Production for the third quarter of 2008 decreased compared to the same period in 2007 due to higher unplanned outages at Centralia Thermal, lower market heat rates at Sarnia, and higher unplanned outages at Alberta Thermal, partially offset by higher merchant volumes due to the uprate on unit 4 at our Sundance facility and lower planned outages at Alberta Thermal.

Production for the nine months ended Sept. 30, 2008 decreased compared to the same period in 2007 due to higher unplanned outages at Alberta Thermal, lower market heat rates at Sarnia, and higher planned outages and economic dispatching at Centralia Thermal, partially offset by higher merchant volumes due to the uprate on unit 4 at our Sundance facility, lower planned outages at Alberta Thermal, and lower derates at Centralia Thermal resulting from test burns of PRB coal in 2007.

1  Gross margin, Operating income and Comparable earnings are not defined under Canadian GAAP.  Refer to the Non-GAAP Measures section on page 25 of this MD&A for a further discussion of these items, including a reconciliation to net earnings.

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NET EARNINGS

A reconciliation of net earnings is presented below:

	3 months ended Sept. 30	9 months ended Sept. 30
Net earnings, 2007	$ 66	$ 179
Increase in Generation gross margins	17	38
Mark-to-market movements - Generation	-	21
Increase in COD gross margins	6	39
Increase in operations, maintenance, and administration costs	(19)	(37)
Increase in depreciation expense	(8)	(13)
Gain on sale of mining equipment in 2007	(3)	(10)
(Increase) decrease in net interest expense	(5)	1
Decrease (increase) in equity loss	3	(83)
Increase in non-controlling interest	(3)	(4)
Decrease in income tax expense	12	20
Other	(5)	(10)
Net earnings, 2008	$ 61	$ 141

Generation gross margins1, net of mark-to-market movements, increased for the three months ended Sept. 30, 2008 due to lower planned outages at Alberta Thermal, favourable pricing, and higher merchant volumes due to the uprate at our Sundance facility, partially offset by higher unplanned outages at Alberta Thermal.

For the nine months ended Sept. 30, 2008, Generation gross margins, net of mark-to-market movements, increased due to favourable pricing, lower planned outages at Alberta Thermal, lower derates at Centralia, and higher merchant volumes, partially offset by higher unplanned outages at Alberta Thermal, higher planned outages at Centralia Thermal, and unfavourable foreign exchange rates.

For the three months ended Sept. 30, 2008, COD gross margins increased relative to the same period in 2007 due to strong trading results in the Eastern region partially offset by decreased Western trading results.  For the nine months ended Sept. 30, 2008, COD gross margins increased relative to the same period in 2007 due primarily to strong trading results in the Eastern and Western regions.

Operations, maintenance, and administration (“OM&A”) costs for the three months ended Sept. 30, 2008 increased compared to the same period in 2007 due to increased compensation costs resulting from increased trading gross margins, costs related to repairs of the ash lagoon dyke at our Keephills facility, cost escalations, and higher passthroughs that are recovered from customers through revenues.

For the nine months ended Sept. 30, 2008, OM&A costs increased compared to the same period in 2007 due to costs related to repairs of the ash lagoon dyke at our Keephills facility, cost escalations, higher passthroughs that are recovered from customers through revenues, higher planned maintenance costs, and increased compensation costs.

Depreciation expense for the three months ended Sept. 30, 2008 increased compared to the same period in 2007 due to an increase in capital spending and the retirement of assets being replaced during planned maintenance activities.

1 Gross margin is not defined under Canadian GAAP.  Refer to the Non-GAAP Measures section on page 25 of this MD&A for a further discussion of this item, including a reconciliation to net earnings.

  TRANSALTA CORPORATION / Q3 2008 3

For the nine months ended Sept. 30, 2008, depreciation expense increased compared to the same period in 2007 due to an increase in capital spending, the retirement of assets being replaced during planned maintenance activities, and the early retirement of certain components as a result of equipment modifications made at Centralia Thermal.

For the three months ended Sept. 30, 2008, net interest expense increased $5 million compared to the same period in 2007 due to an increase in outstanding debt balances and a decrease in interest income, partially offset by an increase in capitalized interest. Net interest expense remained comparable to the same period for the nine months ended Sept. 30, 2008.

For the three months ended Sept. 30, 2008, there was no equity loss compared to a $3 million loss for the same period in 2007.  For the nine months ended Sept. 30, 2008, equity loss increased due to the writedown of our Mexican investment in the first quarter of 2008.

Income taxes decreased for the three months ended Sept. 30, 2008 compared to the same period in 2007 due to lower pre-tax income and the mix of earnings.  For the nine months ended Sept. 30, 2008, income taxes decreased from the same period in 2007 due mainly to the tax recovery on the writedown of our Mexican investment in the first quarter of 2008 partially offset by an increase in pre-tax earnings.

CASH FLOW

Cash flow from operating activities for the three months ended Sept. 30, 2008 increased $46 million compared to the same period in 2007 due to higher cash earnings and favourable changes in working capital. For the nine months ended Sept. 30, 2008 cash flow from operating activities decreased by $45 million due to less favourable changes in operating working capital, partially offset by higher cash earnings.

Due to contractual timing, a $116 million payment relating to 2007 Power Purchase Agreement (“PPA”) revenues was not received until Jan. 2, 2008.  In 2007, a contractual payment of $185 million related to 2006 PPA revenues was not received until Jan. 2, 2007.

Free cash flow1 for the three months ended Sept. 30, 2008 decreased compared to the same period in 2007 due to the adjustment related to the timing of the collection of contractually scheduled payments received under the PPAs in 2007. For the nine months ended Sept. 30, 2008 free cash flow1 decreased compared to the same period in 2007 due to an increase in sustaining capital expenditures and the adjustment related to the timing of contractually scheduled payments received under the PPAs.

SIGNIFICANT EVENTS

Three months ended Sept. 30, 2008

Contract Negotiations with the International Brotherhood of Electrical Workers ("IBEW")

On July 18, 2008, being unable to reach an agreement with the IBEW representing our Alberta Thermal and Hydro employees, the government of Alberta approved our application to have the matter referred to a Disputes Inquiry Board.  As part of this process, the ability of the IBEW to strike or for us to exercise a lockout was suspended.  Contract negotiations continued during this process with the assistance of a government appointed mediator.

1  Free cash flow is not defined under Canadian GAAP.  Refer to the Non-GAAP Measures section on page 25 of this MD&A for a further discussion of this item, including a reconciliation to cash flow from operating activities.

4   TRANSALTA CORPORATION / Q3 2008

On Sept. 19, 2008, the Disputes Inquiry Board concluded that union members at three TransAlta facilities were required to vote in accordance with the original terms of the Memorandum of Settlement. Discussions were held with the Labour Relations Board and the IBEW to determine a voting process and a settlement was reached on Oct. 17, 2008. Refer to the subsequent events section for further details.

Debentures

On July 31, 2008, $100 million of debentures issued by TransAlta Utilities Corporation (“TAU”) were redeemed by the holder of the debentures at a price of $98.45 per $100 of notional amount.  The debentures had been issued at a fixed interest rate of 5.49 per cent, maturing in 2023, and redeemable at the option of the holder in 2008.

Potential breach of Keephills ash lagoon

On July 26, 2008 we detected a crack in the dyke wall at our Keephills ash lagoon.  We immediately notified Alberta Environment and the local authorities, and began taking measures to control and mitigate the effects of any potential breach and release of water from the lagoon. A series of dykes were constructed at the Keephills ash lagoon site and the risk associated with the potential breach was successfully mitigated.

LS Power and Global Infrastructure Approach TransAlta to Discuss Potential Transaction

On July 18, 2008, we received a non-binding letter from LS Power Equity Partners, an entity associated with Luminus Management LLC, and Global Infrastructure Partners regarding engaging in a dialogue about a possible acquisition of TransAlta for $39 per share in cash.

On Aug. 6, 2008, the Board of Directors unanimously concluded that the proposal undervalued the company and was not in the best interest of TransAlta and its shareholders. The Board made its determination following a detailed and comprehensive review by a special committee of independent directors and based on advice from financial and legal advisors. Refer to the subsequent events section for further details.

Carbon Capture

On July 8, 2008, the Alberta government announced its commitment to provide $2 billion in funding for the development of carbon capture and storage (“CCS”) technology.  This funding initiative is key to accelerating CCS projects across Alberta and in particular, our chilled ammonia CCS pilot project with Alstom Canada announced in April 2008.  We have applied for funding support under this program.

Nine months ended Sept. 30, 2008

Expansion at Summerview

On May 27, 2008, we announced a 66 megawatt (“MW”) expansion at our Summerview wind farm located in Southern Alberta near Pincher Creek.  The total capital cost of the project is estimated at $123 million with commercial operations expected to commence by the first quarter of 2010.

  TRANSALTA CORPORATION / Q3 2008 5

Bond Offering

On May 9, 2008, we completed an offering of U.S.$500 million of 6.65 per cent senior notes due in 2018.  The net proceeds from the offering were used for debt repayment, financing of our long-term investment plan, and for general corporate purposes.

Uprate at Sundance Facility

On April 21, 2008, we announced a 53 MW efficiency uprate at Unit 5 of our Sundance facility.  The total capital cost of the project is estimated at $75 million with commercial operations expected to commence by the end of 2009.

Clean Energy Technology Investments

On April 4, 2008, the Government of Canada announced a $125 million fund to support the development of CCS technologies from the oil sands and from coal-fired electricity plants.  We have applied for funding under this government initiative to support our pilot project of chilled ammonia CCS technology being developed in conjunction with Alstom Canada.

Carbon Capture and Storage Project

On April 3, 2008, we announced an agreement with Alstom Canada to pilot chilled ammonia carbon capture technology at one of our Alberta Thermal units, contingent on acquiring adequate industry and government support.

Mexico Business

On Feb. 20, 2008, we announced the sale of our Mexican operations to InterGen Global Ventures B.V. (“InterGen”) for U.S.$303.5 million.  We recorded a charge to the first quarter earnings of $65 million, net of tax, to reflect the estimated difference between the net carrying value and anticipated net sale price of these assets.  The gross charge of $93 million is recorded in equity loss.  After discussions relating to various contract conditions and the impact of the global credit crisis, the transaction closed Oct. 8, 2008. Refer to the subsequent events section for further details.

Blue Trail Wind Power Project

On Feb. 13, 2008, we announced plans to design, build, and operate Blue Trail, a 66 MW wind power project in southern Alberta.  The capital cost of the project is estimated at $115 million. Commercial operations are expected to commence in the fourth quarter of 2009.

Dividend Policy and Dividend Increase

On March 25, 2008, the Board of Directors announced the adoption of a formal dividend policy which targets to pay shareholders an annual dividend in the range of 60 to 70 per cent of comparable earnings.

On Feb. 1, 2008, the Board of Directors approved an increase to the annual dividend from $1.00 to $1.08 per share.

Greenhouse Gas Emissions (“GHG”)

March 31, 2008 marked the deadline for the first compliance year with Alberta’s Specified Gas Emitters Regulations for GHG reductions.  Compliance was required for GHGs emitted from the implementation date of July 1, 2007 to Dec. 31, 2007.  Affected firms were required to reduce their emissions by 12 per cent annually from an emissions baseline averaged over 2003 - 2005.  For

6   TRANSALTA CORPORATION / Q3 2008

our operations not covered under PPAs, we complied through the delivery to government of purchased emissions offsets, acquired at a competitive cost below the $15 per tonne cap.  For Alberta plants having PPAs, we were also responsible for compliance, and the approach was coordinated with PPA Buyers such that a mix of Buyer-supplied offsets and contributions to the Alberta Technology Fund at $15 per tonne were used.  The PPAs contain change-in-law provisions that allow us to recover compliance costs from the PPA customers.

Normal Course Issuer Bid (“NCIB”) Program

On May 5, 2008, we announced plans to renew our NCIB program until May 5, 2009.  We received the approval to purchase, for cancellation, up to 19.9 million of our common shares representing 10 per cent of our 199 million common shares issued and outstanding as at April 23, 2008.  Any purchases undertaken will be made on the open market through the Toronto Stock Exchange (“TSX”) at the market price of such shares at the time of acquisition.  Refer to the subsequent events section for further details.

For the three months ended Sept. 30, 2008, we purchased nil shares under the NCIB program (2007 – 903,600 shares).

For the nine months ended Sept. 30, 2008, we purchased 3,886,400 shares (2007 – 903,600 shares) at an average price of $33.45 per share (2007 - $29.88 per share).  The shares were purchased for an amount higher than their weighted average book value of $8.95 per share (2007 - $8.83 per share) resulting in a reduction of retained earnings of $95 million (2007 - $19 million).

	3 months ended Sept. 30		9 months ended Sept. 30
	2008	2007	2008	2007
Total shares purchased	-	903,600	3,886,400	903,600
Average purchase price per share	$ -	29.88	$ 33.45	$ 29.88
Total cost	$ -	$ 27	$ 130	$ 27
Weighted average book value of shares cancelled	-	8	35	8
Reduction to retained earnings	$ -	$ 19	$ 95	$ 19

SUBSEQUENT EVENTS

Contract Negotiations with the IBEW

On Oct. 17, 2008, the IBEW membership at our Alberta Thermal and Hydro facilities voted to accept our offer and ratify the Memorandum of Settlement.

Debentures

On Oct. 10, 2008, TAU redeemed and cancelled $50 million of its outstanding debentures by agreement with the holders of the debentures.  The debentures were originally issued at a fixed interest rate of 5.66 per cent and were to mature in 2033.

Genesee 3

On Oct. 10, 2008, the Genesee 3 plant, a 450 MW joint venture with EPCOR Utilities Inc. (“EPCOR”) (225 MW net ownership interest), experienced an unplanned outage as a result of a turbine blade failure.  EPCOR, the plant operator, is working diligently to return the unit to service by the end of November.  The root cause is under investigation.  We are working closely with EPCOR and will assist in any way we can.  As a result of the event, our fourth quarter total production is expected to be reduced by approximately 280 gigawatt hours (“GWh”) and net income is anticipated to decline by $13 to $16 million. We will provide an update if there is any material change to the current plan and estimates.

  TRANSALTA CORPORATION / Q3 2008 7

Mexico Business

On Oct. 8, 2008, we announced the successful completion of the sale of the Mexican business to InterGen for a sale price of $334 million (U.S. $303.5 million).  The sale included the plants at both facilities and all associated commercial arrangements.

LS Power and Global Infrastructure

On Oct. 7, 2008, LS Power Equity Partners and Global Infrastructure Partners announced that their proposal set out in the letter on July 18, 2008 has been withdrawn.

Normal Course Issuer Bid Program

Given the current unprecedented level of volatility in the financial markets, we have decided to suspend purchases under our NCIB program at this time in order to maintain maximum financial flexibility and to gain a better understanding of where markets may settle. We will re-evaluate financial market conditions in January 2009 to determine the best use of cash resources going forward.

BUSINESS ENVIRONMENT

We operate in a variety of business environments to generate electricity, find buyers for the power we generate, and arrange for its transmission.  The major markets we operate in are Western Canada, the Pacific Northwest, and Eastern Canada.  For a further description of the regions in which we operate as well as the impact of prices of electricity in natural gas upon our financial results, refer to our 2007 annual report.  The key characteristics of these markets are described below.

Electricity Prices

Please refer to page 30 of the 2007 annual report for a full discussion of the spot electricity market and the impact of electricity prices upon our business.  Our strategy is to hedge up to 90 per cent of our production before the delivery year with long term contracts or financial hedges.  These sales are staged across a four or five year period, with less production hedged in more distant years.  These hedges protect our earnings from some of the risks associated with the spot electricity market.

The average spot electricity prices and spark spreads for the third quarter of 2008 and 2007 in our three main markets are shown in the graphs below.

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1 For a 7,000 Btu/KWh heat rate plant.

For the third quarter, spot prices decreased in Alberta and increased in the Pacific Northwest and Ontario compared to the same period in 2007. Electricity prices were lower in Alberta largely due to milder summer weather compared to 2007. The Pacific Northwest and Ontario had higher spot prices due to higher gas prices.

Spark spreads decreased in Alberta, the Pacific Northwest, and in Ontario for the three months ended Sept. 30, 2008 compared to the same period in 2007.  Spark spreads were lower in Alberta largely due to milder summer weather compared to 2007. Spark spreads in the Pacific Northwest were lower due to the dampening effect of milder weather, which more than offset the increase in natural gas prices. In Ontario, spot spark spreads were lower primarily due to higher gas prices being offset by lower demand and strong hydro generation.

  TRANSALTA CORPORATION / Q3 2008 9

DISCUSSION OF SEGMENTED RESULTS

GENERATION:  Owns and operates hydro, wind, geothermal, gas- and coal-fired plants and related mining operations in Canada, the U.S., and Australia.  Generation's revenues are derived from the availability and production of electricity and steam as well as ancillary services such as system support (see the detailed discussion of the four revenue streams in our annual report for the year ended Dec. 31, 2007).  At Sept. 30, 2008, Generation had 8,384 MW of gross generating capacity1 in operation (7,977 MW net ownership interest) and 506 MW net under construction.  For a full listing of all of our generating assets and the regions in which they operate, refer to page 26 of our 2007 annual report.

The results of the Generation segment are as follows:

1

	2008		2007
3 months ended Sept. 30	Total	Per installed MWh[1]	Total	Per installed MWh[1]
Revenues	$ 770	$ 41.60	$ 696	$ 37.98
Fuel and purchased power	(393)	(21.23)	(336)	(18.33)
Gross margin	377	20.37	360	19.65
Operations, maintenance and administration	129	6.97	108	5.90
Depreciation and amortization	102	5.51	96	5.24
Taxes, other than income taxes	5	0.27	5	0.25
Intersegment cost allocation	7	0.38	7	0.37
Operating expenses	243	13.13	216	11.76
Operating income	$ 134	$ 7.24	$ 144	7.89
Installed capacity (GWh)	18,511		18,332
Production (GWh)	12,357		12,761
Availability (%)	86.0		85.1

1 We measure capacity as net maximum capacity (see glossary for definition of this and other key items) which is consistent with industry standards.  Capacity figures represent capacity owned and in operation unless otherwise stated.

10   TRANSALTA CORPORATION / Q3 2008

	2008		2007
9 months ended Sept. 30	Total	Per installed MWh[1]	Total	Per installed MWh[1]
Revenues	$ 2,221	$ 40.21	$ 1,950	$ 35.45
Fuel and purchased power	(1,095)	(19.82)	(883)	(16.05)
Gross margin	1,126	20.38	1,067	19.40
Operations, maintenance and administration	368	6.66	341	6.20
Depreciation and amortization	298	5.39	288	5.24
Taxes, other than income taxes	15	0.27	16	0.28
Intersegment cost allocation	22	0.40	21	0.37
Operating expenses	703	12.73	666	12.09
Operating income	$ 423	$ 7.66	$ 401	$ 7.31
Installed capacity (GWh)	55,240		54,986
Production (GWh)	36,235		36,955
Availability (%)	85.7		85.6

1

Production and gross margins

Generation’s production volumes, electricity and steam production revenues and fuel and purchased power costs based on geographical regions are presented below:

3 months ended Sept. 30, 2008	Production (GWh)	Installed (GWh)	Revenue	Fuel & Purchased Power	Gross Margin	Revenue per installed MWh[1]	Fuel & Purchased Power per installed MWh[1]	Gross Margin per installed MWh[1]
Western Canada	7,839	11,531	$ 316	$ 132	$ 184	$ 27.40	$ 11.45	$ 15.96
Eastern Canada	801	1,808	117	84	33	64.71	46.46	18.25
International	3,717	5,172	337	177	160	65.16	34.22	30.94
	12,357	18,511	$ 770	$ 393	$ 377	$ 41.60	$ 21.23	$ 20.37

3 months ended Sept. 30, 2007	Production (GWh)	Installed (GWh)	Revenue	Fuel & Purchased Power	Gross Margin	Revenue per installed MWh[1]	Fuel & Purchased Power per installed MWh[1]	Gross Margin per installed MWh[1]
Western Canada	7,833	11,320	$ 279	$ 111	$ 168	$ 24.67	$ 9.81	$ 14.86
Eastern Canada	907	1,793	91	62	29	50.81	34.69	16.12
International	4,021	5,219	326	163	163	62.43	31.21	31.22
	12,761	18,332	$ 696	$ 336	$ 360	$ 37.98	$ 18.33	$ 19.65

1 We measure capacity as net maximum capacity (see glossary for definition of this and other key items) which is consistent with industry standards.  Capacity figures represent capacity owned and in operation unless otherwise stated.

  TRANSALTA CORPORATION / Q3 2008 11

9 months ended Sept. 30, 2008	Production (GWh)	Installed (GWh)	Revenue	Fuel & Purchased Power	Gross Margin	Revenue per installed MWh[1]	Fuel & Purchased Power per installed MWh[1]	Gross Margin per installed MWh[1]
Western Canada	24,522	34,347	$ 1,012	$ 391	$ 621	$ 29.46	$ 11.38	$ 18.08
Eastern Canada	2,416	5,386	381	274	107	70.74	50.87	19.87
International	9,297	15,507	828	430	398	53.40	27.73	25.67
	36,235	55,240	$ 2,221	$ 1,095	$ 1,126	$ 40.21	$ 19.82	$ 20.38

9 months ended Sept. 30, 2007	Production (GWh)	Installed (GWh)	Revenue	Fuel & Purchased Power	Gross Margin	Revenue per installed MWh[1]	Fuel & Purchased Power per installed MWh[1]	Gross Margin per installed MWh[1]
Western Canada	24,662	33,950	$ 934	$ 328	$ 606	$ 27.49	$ 9.64	$ 17.85
Eastern Canada	2,716	5,380	325	222	103	60.37	41.28	19.09
International	9,577	15,656	691	333	358	44.16	21.28	22.88
	36,955	54,986	$ 1,950	$ 883	$ 1,067	$ 35.45	$ 16.05	$ 19.40

1Western Canada

Our Western Canada assets consist of coal, natural gas-fired, and hydro facilities and wind farms.  Refer to page 39 of our 2007 annual report for further details on our Western operations.

The change in production for the three and nine months ended Sept. 30, 2008 is reconciled below:

	3 months ended Sept. 30 (GWh)	9 months ended Sept. 30 (GWh)
Production, 2007	7,833	24,662
Lower planned outages at Alberta Thermal	114	356
Increased merchant production primarily resulting from the uprate at our Sundance facility	88	379
Higher unplanned outages at Alberta Thermal	(129)	(619)
Higher planned outages at Genesee 3	-	(144)
Lower customer demand	(59)	(95)
Other	(8)	(17)
Production, 2008	7,839	24,522

1 We measure capacity as net maximum capacity (see glossary for definition of this and other key items) which is consistent with industry standards. Capacity figures represent capacity owned and in operation unless otherwise stated.

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The change in gross margin for the three and nine months ended Sept. 30, 2008 is reconciled below:

	3 months ended Sept. 30	9 months ended Sept. 30
Gross margin, 2007	$ 168	$ 606
Favourable pricing	7	34
Lower planned outages at Alberta Thermal	11	19
Higher unplanned outages at Alberta Thermal	(11)	(38)
Increased merchant production primarily resulting from the uprate at our Sundance facility	6	22
Mark-to-market movements	3	(1)
Higher planned outages at Genesee 3	-	(6)
Higher coal costs	(4)	(9)
Favourable commercial settlements in 2007	-	(12)
Other	4	6
Gross margin, 2008	$ 184	$ 621

Eastern Canada

Our Eastern Canada assets consist of natural gas-fired facilities and a wind farm under development.  Refer to page 39 of our 2007 annual report for further details on our Eastern operations.

Production for the three and nine months ended Sept. 30, 2008 decreased 106 GWh and 300 GWh, respectively, primarily due to lower market heat rates at Sarnia.

For the three and nine months ended Sept. 30, 2008, gross margins were comparable to the same period in 2007.

International

Our International assets consist of natural gas, coal, hydro, and geothermal assets in various locations in the United States and natural gas assets in Australia.  Refer to page 39 of our 2007 annual report for further details on our International operations.

For the three months ended Sept. 30, 2008, production decreased 304 GWh due to higher unplanned outages at Centralia Thermal and unfavourable market conditions at Centralia Gas.  For the nine months ended Sept. 30, 2008 production decreased 280 GWh compared to the same period in 2007 due to higher planned and unplanned outages and economic dispatching, partially offset by lower derates at Centralia Thermal resulting from test burns of PRB coal in 2007.

The change in gross margin for the three and nine months ended Sept. 30, 2008 is reconciled below:

	3 months ended Sept. 30	9 months ended Sept. 30
Gross margin, 2007	$ 163	$ 358
Decreased production at Centralia Thermal	(4)	(5)
Favourable pricing	4	48
Mark-to-market movements	(4)	23
Unfavorable foreign exchange	(1)	(29)
Other	2	3
Gross margin, 2008	$ 160	$ 398

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Operations, maintenance and administration expense

OM&A costs for the three months ended Sept. 30, 2008 increased compared to the same period in 2007 due to costs related to repairs of the ash lagoon dyke at our Keephills facility, cost escalations, and higher passthroughs that are recovered from customers through revenues.

For the nine months ended Sept. 30, 2008, OM&A costs increased compared to the same period in 2007 due to costs related to repairs of the ash lagoon dyke at our Keephills facility, cost escalations, higher passthroughs that are recovered from customers through revenues, and higher planned maintenance costs.

Depreciation expense

Depreciation expense for the three months ended Sept. 30, 2008 increased compared to the same period in 2007 due to an increase in capital spending and the retirement of assets being replaced during planned maintenance activities.

For the nine months ended Sept. 30, 2008, depreciation expense increased compared to the same period in 2007 due to an increase in capital spending, the retirement of assets being replaced during planned maintenance activities, and the early retirement of certain components as a result of equipment modifications made at Centralia Thermal.

COMMERCIAL OPERATIONS & DEVELOPMENT (“COD”): Derives revenue and earnings from the wholesale trading of electricity and other energy-related commodities and derivatives.  Achieving gross margins while remaining within value at risk (“VAR”) limits is a key measure of COD’s trading activities.

COD is responsible for the management of commercial activities for our current generating assets.  COD also manages available generating capacity as well as the fuel and transmission needs of the Generation business by utilizing contracts of various durations for the forward sales of electricity and for the purchase of natural gas, coal, and transmission capacity.  Further, COD is responsible for developing or acquiring new cogeneration, wind, geothermal, and hydro generating assets and recommending portfolio optimization opportunities.  The results of all of these activities are included in the Generation segment.

For a more in-depth discussion of the accounting treatment of our Energy Trading activities, refer to page 40 of our 2007 annual report.

The results of the COD segment are as follows:

	3 months ended Sept. 30		9 months ended Sept. 30
	2008	2007	2008	2007
Gross margin	$ 21	$ 15	$ 81	$ 42
Operations, maintenance and administration	17	10	37	27
Depreciation and amortization	1	-	2	1
Intersegment cost allocation	(7)	(7)	(22)	(21)
Operating expenses	11	3	17	7
Operating income	$ 10	$ 12	$ 64	$ 35

For the three months ended Sept. 30, 2008, gross margins increased relative to the same period in 2007 due to successful short term physical trading activities in the Eastern markets, partially offset by lower results in the Western region as the prior year weather trends did not reoccur in 2008.

14   TRANSALTA CORPORATION / Q3 2008

For the nine months ended Sept. 30, 2008, gross margins increased relative to the same period in 2007 primarily due to successful execution of trading strategies involving regional power demand and price differentials in the Eastern markets, combined with strong returns on spreads between geographic power markets in the West.

OM&A costs for the three and nine months ended Sept. 30, 2008 increased primarily from trading compensation costs resulting from increased gross margins.

The inter-segment cost allocations were comparable with the prior periods.

NET INTEREST EXPENSE

	3 months ended Sept. 30		9 months ended Sept. 30
	2008	2007	2008	2007
Interest on long-term debt	$ 37	$ 35	$ 105	$ 111
Interest on short-term debt	8	6	$ 24	19
Interest income	(6)	(12)	(15)	(26)
Capitalized interest	(6)	(1)	(13)	(2)
Net interest expense	$ 33	$ 28	$ 101	$ 102

The change in net interest expense for the three and nine months ended Sept. 30, 2008, compared to the same periods in 2007 is shown below:

	3 months ended Sept. 30	9 months ended Sept. 30
Net interest expense, 2007	28	102
Higher (lower) long-term debt levels	2	(2)
Higher short-term debt balances	2	5
Lower interest income from cash deposits	6	11
Higher capitalized interest	(5)	(11)
Change in foreign exchange rates	-	(4)
Net interest expense, 2008	33	101

NON-CONTROLLING INTERESTS

The earnings attributable to non-controlling interests in the three and nine months ended Sept. 30, 2008 increased due to higher earnings at TransAlta Cogeneration, L.P. (“TA Cogen”).

EQUITY LOSS

As required under Accounting Guideline 15, Consolidation of Variable Interest Entities, of the Canadian Institute of Chartered Accountants (“CICA”), our Mexican operations are accounted for as equity subsidiaries.  On Feb. 20, 2008, we entered into an agreement to sell our Mexican operations to InterGen.  The transaction was subject to regulatory approvals in Mexico and transaction closing conditions, and closed Oct. 8, 2008.  The table below summarizes key information from these operations.

  TRANSALTA CORPORATION / Q3 2008 15

	3 months ended Sept. 30		9 months ended Sept. 30
	2008	2007	2008	2007
Availability (%)	95.2	94.9	97.5	95.6
Production (GWh)	860	917	2,646	2,356
Equity loss	$ -	$ (3)	$ (97)	$ (14)
Capital expenditures	$ -	$ -	$ -	$ 1
Operating cash flow	$ (1)	$ 2	$ 2	$ 1
Interest expense	$ 4	$ 6	$ 13	$ 22

			Sept. 30, 2008	Dec. 31, 2007
Total assets			$ 450	$ 451
Total liabilities			$ 367	$ 369

For the three months ended Sept. 30, 2008, availability increased due to lower unplanned outages at Campeche. For the nine months ended Sept. 30, 2008, availability increased due to lower planned and unplanned outages at Chihuahua and lower unplanned outages at Campeche.

For the three months ended Sept. 30, 2008, production decreased due to lower customer demand. For the nine months ended Sept. 30, 2008, production increased due to lower unplanned outages at Campeche and lower planned outages at Chihuahua combined with increased customer demand at both facilities.

For the three months ended Sept. 30, 2008, equity loss was comparable with the same period in 2007.  For the nine months ended Sept. 30, 2008, equity loss increased due to the writedown on our Mexican investment recorded in the first quarter of 2008.

INCOME TAXES 1

	3 months ended Sept. 30		9 months ended Sept. 30
	2008	2007	2008	2007
Earnings before income taxes	$ 72	$ 89	$ 170	$ 228
Equity loss	-	(3)	(97)	(14)
Earnings before income taxes and excluding equity loss	$ 72	$ 92	$ 267	$ 242
Income tax prior to adjustment for rate change	11	23	29	57
Change in tax rate related to prior periods	-	-	-	(8)
Income tax expense per financial statements	11	23	29	49
Income tax impact of writedown of equity investment	-	-	28	-
Income tax expense prior to writedown of equity investment	11	23	57	49
Net income prior to writedown of equity investment and excluding equity loss	$ 61	$ 69	$ 238	$ 193
Effective tax rate (%)[1]	16	25	21	23

Income taxes decreased for the three months ended Sept. 30, 2008 compared to the same period in 2007 due to lower pre-tax income and the mix of earnings.  For the nine months ended Sept. 30, 2008, income taxes decreased from the same period in 2007 due to the tax recovery on the writedown of our Mexican investment in the first quarter of 2008 partially offset by an increase in pre-tax earnings.

1 To present comparable reconciliations, prior years’ effective tax rate analysis were reclassified and calculated on earnings before income tax and excluding equity loss.

16   TRANSALTA CORPORATION / Q3 2008

FINANCIAL POSITION

The following chart outlines significant changes in the consolidated balance sheet from Dec. 31, 2007 to Sept. 30, 2008:

	Increase/
	(Decrease)	Explanation of change
Cash and cash equivalents	15	Refer to Consolidated Statements of Cash Flows
Accounts receivable	(78)	Timing of customer receipts
Inventory	49	Higher inventory balances as a result of lower production
Restricted cash	(241)	Return of funds and decrease in exchange rates
Investments	147	Loan to equity investment of $245 million partially offset by net loss and writedown of investments
Risk management assets (current and long-term)	(48)	Price movements
Property, plant, and equipment, net	504	Capital additions partially offset by the weakening of the Canadian dollar relative to the U.S. dollar and depreciation expense
Assets held for sale, net	(29)	Assets previously held for sale have been reclassified to property, plant, and equipment
Intangible assets	(17)	Amortization expense and the weakening of the Canadian dollar relative to the U.S. dollar
Short-term debt	106	Net increase in short-term debt
Recourse long-term debt (including current portion)	330	Issuance of long-term debt of U.S.$500 million partially offset by debt repayments
Risk management liabilities (current and long-term)	(115)	Price movements
Net future income tax liabilities (including current portions)	21	Tax effect on the decrease in net risk management liabilities
Non-controlling interests	(22)	Distributions in excess of earnings from TA Cogen
Shareholders’ equity	(19)	Shares redeemed under the NCIB, dividends declared, and movements in AOCI partially offset by net earnings

FINANCIAL INSTRUMENTS

Refer to Note 7 on page 85 of the 2007 annual report and the third quarter notes to the financial statements for details on Financial Instruments.  During the current quarter the change in net liability position of financial instruments is a result of changes in future prices on contracts in our Generation segment.  Refer to the ‘Risk Management’ section in the MD&A in the annual report outlining our risks and how we manage them.  Our risk management profile and practices have not changed materiality from Dec. 31, 2007.

We took steps in the second and third quarter of 2008 to reduce our risk by proactively assessing the effect of the potential changes in the financial markets on counterparty risk and acting on these assessments.  We are continuing to keep a close watch on the impact market changes could have on our trading and hedging business, and will take appropriate actions as required although no assurance can be given that we will always be successful.

  TRANSALTA CORPORATION / Q3 2008 17

In limited circumstances, Energy Trading may enter into commodity transactions involving non-standard features for which market observable data is not available.  These are defined under GAAP as Level III financial instruments.  Level III financial instruments are not traded in an active market and fair value is therefore developed using valuation models based on unobservable external market values or upon internally developed assumptions or inputs.  Our Level III fair values are determined using valuation techniques with inputs that are based on historical data such as unit availability, transmission congestion, or demand profiles.  Fair values are validated on a quarterly basis by using reasonably possible alternative assumptions as inputs to valuation techniques, and any material differences are disclosed in the notes to the financial statements.  At Sept. 30, 2008, Level III financial instruments had a carrying value of $1 million.  Refer to note 2 of our Sept. 30, 2008 financial statements for further discussion.

STATEMENTS OF CASH FLOWS

3 months ended Sept. 30	2008	2007	Explanation of change
Cash and cash equivalents, beginning of period	$ 50	$ 53
Provided by (used in):
Operating activities	202	156	Increase in cash earnings of $13 million and a more favourable change in working capital of $33 million due to the timing of PPA payments in 2007 partially offset by inventory movements in 2008.

Investing activities	(292)	(166)	Additional capital spending of $117 million and an $11 million decrease from proceeds on the sale of assets in 2007, which was offset by realized gains on financial instruments of $14 million.

Financing activities	109	15

Increase in short-term debt of $216 million and a $23 million reduction in the repurchase of common shares under the NCIB program, which was partially offset by additional repayments of long-term debt of $98 million and a decrease in the issuance of long-term debt of $30 million.

Translation of foreign currency cash	(3)	2
Cash and cash equivalents, end of period	$ 66	$ 60

18   TRANSALTA CORPORATION / Q3 2008

9 months ended Sept. 30	2008	2007	Explanation of change
Cash and cash equivalents, beginning of year	$ 51	$ 66
Provided by (used in):
Operating activities	610	655	$92 million unfavourable change in working capital due to the collection of 2006 PPA revenues in 2007, which was partially offset by an increase in cash earnings of $47 million.

Investing activities	(626)	(320)

Additional capital spending of $312 million and a $245 million loan to our equity investment, partially offset by a $203 million return of restricted cash and realized gains on financial instruments of $37 million.

Financing activities	31	(349)

Increase in the net proceeds on the issuance of long-term debt of $472 million, an increase in short-term debt of $47 million and the redemption  of preferred shares of $175 million in 2007, partially offset by an increase in repayments of long-term debt of $205 million and a $103 million increase to repurchase common shares under the NCIB program.

Translation of foreign currency cash	-	8
Cash and cash equivalents, end of period	$ 66	$ 60

LIQUIDITY AND CAPITAL RESOURCES

Details on our liquidity needs and capital resources can be found on page 50 of our 2007 annual report.

We have a total of $2.2 billion of committed and uncommitted credit facilities of which $1.0 billion is not drawn and is available as of Sept. 30, 2008, subject to customary borrowing conditions.  At Sept. 30, 2008, credit utilized under these facilities is $1.2 billion which is comprised of short-term debt of $760 million less cash on hand of $66 million, and of letters of credit of $536 million.

Our ability to generate adequate cash flow from operations in the short-term and the long-term to maintain financial capacity and flexibility and to provide for planned growth remains substantially unchanged since Dec. 31, 2007.  In the first quarter of 2008 we received $116 million worth of PPA revenue from 2007 due to the timing of contractually scheduled payments.  Consequently, the effect of the timing of these payments is that we will receive 13 months of revenue in 2008.

For the three months ended Sept. 30, 2008, we received three payments under the PPAs, compared to two in Q3 2007.  For the nine months ended Sept. 30, 2008 and 2007, respectively, we have received ten and nine payments under the PPAs.

On October 30, 2008, we had approximately 198 million common shares outstanding.

At Sept. 30, 2008, we had 1.7 million outstanding employee stock options with a weighted average exercise price of $26.19.  For the three months ended Sept. 30, 2008, 0.1 million options with a weighted average exercise price of $20.09 were exercised resulting in 0.1 million shares issued.

  TRANSALTA CORPORATION / Q3 2008 19

On Feb. 1, 2008, 1 million stock options were granted at an exercise price of $31.97, being the last sale price of board lots of the Shares on the TSX the day prior to the day the options were granted for Canadian employees, and U.S.$31.83 on the New York Stock Exchange (“NYSE”) for U.S. employees.  These options will vest in equal installments over four years starting Feb. 1, 2009 and expire after 10 years.

Credit Risk

Credit risk is the risk to our business associated with changes in creditworthiness of entities with which we have commercial exposures. This risk is comprised of the ability of a counterparty to fulfill their financial obligations to us or where we have made a payment in advance of a product or service being delivered. The inability to collect cash due to us or receiving products or services would have an adverse impact upon our cash flows.

We manage our exposure to credit risk by:

•

establishing and adhering to established policies that define credit limits based on creditworthiness of counterparties, define contract term limits, and credit concentration with any specific counterparties,

•

using formal signoff on contracts that include commercial, finance, legal, and operational reviews,

•

using security instruments, such as parental guarantees, letters of credit, and cash collateral that can be collected if a counterparty fails to fulfill their obligation, and

•

reporting our exposure using a variety of methods which allow key decision makers to assess credit exposure by counterparty. This reporting allows us to assess credit limits for counterparties and the mix of counterparties based on their credit ratings.

If the credit exposure limits are exceeded, we take steps to reduce this exposure such as requesting collateral, if applicable, or by halting commercial activities with the affected counterparty. However, there can be no assurances that we will be successful in avoiding losses as a result of a contract counterparty not meeting its obligations.

We are exposed to minimal credit risk for Alberta PPAs because under the terms of these arrangements, receivables are substantially all secured by letters of credit.

Guarantee contracts

We have obligations to issue letters of credit to secure potential liabilities to certain parties including those related to potential environmental obligations, trading activities, hedging activities, and purchase obligations.  At Sept. 30, 2008, we had issued letters of credit totaling $536 million compared to $550 million at Dec. 31, 2007.  This decrease in letters of credit is due primarily to lower forward electricity prices in the Pacific Northwest.  These letters of credit secure certain amounts included in our balance sheet under “Risk Management Liabilities” and “Asset Retirement Obligations”.

CLIMATE CHANGE AND THE ENVIRONMENT

In the third quarter of 2008 there have been no significant changes in environmental legislation in Canada affecting our operations.  The Canadian Federal Government continues to develop its GHG regulations under the Canadian Environmental Protection Act, with a stated objective of announcing draft regulations in the fall of 2008.  Industry has been engaged in consultations with the government on the details of the regulatory design.  These regulations would come into effect in 2010.

20   TRANSALTA CORPORATION / Q3 2008

The Alberta climate change program under the Specified Gas Emitters Act remains in place, requiring a 12 per cent emissions intensity reduction from a 2003 - 2005 average baseline.  We have measures in place to meet the anticipated reduction targets for 2008 and 2009, and continue to examine compliance options, including additions to our offsets portfolio to hedge our compliance risk beyond that period.

Discussions are occurring between the Alberta and the Federal Governments regarding harmonization of climate change regulations between the two jurisdictions.

On July 8, 2008, the Alberta Government announced a $2 billion initiative to support the early deployment of CCS projects in the province.  On Sept. 2, 2008, we submitted an Expression of Interest to the Province of Alberta requesting support for our announced chilled ammonia CCS pilot project in partnership with Alstom Canada. Screening of applications is underway and selected firms will be requested to submit full proposals by Nov. 1, 2008 for subsequent funding decisions.

We are continuing with detailed technology testing and engineering design in preparation for installing mercury control equipment at our Alberta Thermal operations by 2010 in order to meet the province’s 70 per cent reduction objectives. We are on track to meet that deadline.

In the United States, Washington State is developing the conceptual design for a cap and trade mechanism to manage greenhouse gases. The preliminary design is to be drafted by December 2008.  In parallel, Washington State is engaged with other western states in the Western Climate Initiative (“WCI”) to examine a regional cap and trade system for carbon.  On Sept. 23, 2008, the WCI released its design for a regional greenhouse gas cap and trade system, which will be influential in individual state regulation development.  At this point there are no indications as to how these initiatives will impact our fossil-fired assets in Washington.

OUTLOOK

Business Environment

Power Prices

For the remainder of 2008, lower natural gas prices, slowing year over year demand growth, and a reduction in seasonal maintenance will likely weaken power prices.  These factors will be offset somewhat by seasonal increases in natural gas and electricity demand due to the winter season.

We closely monitor the risks associated with commodity price changes on our future operations and, where we consider appropriate, use various physical and financial instruments to hedge our assets and operations from such price risk.

Environmental Legislation

In the balance of 2008, subsequent to both our recent Canadian federal election and the upcoming US federal election, we anticipate additional regulatory clarity on future GHG requirements.

In Alberta, regulations are clear until the end of 2009, but it is uncertain how federal regulations will affect Alberta firms from 2010 onward.  Now that the Canadian federal election has occurred, we expect a discussion between the Federal Government and the provinces about what rules are to be applied and their administration.  In Washington State, we expect to see the State’s proposals by December as to the market-based mechanism design for regulating GHG in Washington State and potentially other states in the region.

  TRANSALTA CORPORATION / Q3 2008 21

Additionally, by the end of 2008 or in early 2009, we expect to see developments of Canadian federal plans for air pollutant reductions at the framework level of targets and compliance mechanisms.  We are active participants in consultations leading up to the release of those targets.

Operations

Production, Availability, and Capacity

Generating capacity is expected to increase during the fourth quarter due to the completion of Kent Hills late in 2008.  Production and availability are expected to be slightly better than prior quarters due to lower planned outages.

Fuel Costs

Mining coal in Alberta is subject to cost increases due to increased overburden removal, inflation, and increases in diesel and commodity prices. Seasonal variations in coal mining at our Alberta mines are minimized through the application of standard costing.  Coal costs for the entire year are expected to increase by up to $11 million mainly due to increased diesel prices. We anticipate recovering this increase in the cost of diesel through the indices incorporated in the Alberta PPAs and recording a corresponding increase in 2009 PPA revenues.  However, as these indices are adjusted during a three month period, the increase in PPA revenues in 2009 may or may not be directly linked to the increase of costs for the entire period of 2008.

Fuel at Centralia Thermal is purchased from external suppliers.  These contract prices are expected to increase slightly compared to those seen to date due to contract and commodity escalations.

Our gas-fired facilities have minimal exposure to market fluctuations in energy commodity prices.  Exposure to gas costs for facilities under long-term sales contracts are minimized to the extent possible through long-term gas purchase contracts.  Merchant gas facilities are exposed to the changes in spark spreads, as discussed in the Power Prices section as the majority of the natural gas is purchased on a spot basis.

Operations, Maintenance, and Administration Costs

OM&A costs per megawatt hour (“MWh”) of installed capacity fluctuate by quarter and are dependent on the timing and nature of maintenance activities.  OM&A costs per installed MWh in the fourth quarter are expected to remain comparable to the third quarter of 2008.

Energy Trading

Earnings from our COD segment are affected by prices in the market, the positions taken, and duration of those positions.  We continuously monitor both the market and our exposure to maximize earnings while still maintaining an acceptable risk profile.  Our current forecast, for 2008, is to contribute between $80 million and $90 million in annual gross margin.

Exposure to Fluctuations in Foreign Currencies

Our strategy is to minimize the impact of fluctuations in the Canadian dollar against the U.S. dollar by offsetting foreign denominated assets with foreign denominated liabilities and foreign exchange contracts.  We also have foreign currency expenses, including interest charges, which offset foreign currency revenues.

22   TRANSALTA CORPORATION / Q3 2008

Net Interest Expense

Net interest expense for 2008 is expected to be higher mainly due to higher debt balances and lower interest income.  However, changes in interest rates and in the value of the Canadian dollar to the U.S. dollar could affect the amount of net interest expense incurred.

Liquidity and Capital Resources

With the anticipated increased volatility in power and gas markets, market trading opportunities may increase, which can cause the need for additional liquidity.  To mitigate this liquidity risk, we maintain and monitor $2.2 billion in committed and uncommitted credit facilities and monitor exposures to determine any expected liquidity requirements.

Projects and Growth

Our capital expenditures and major projects are comprised of spending on sustaining our current operations and for growth activities.

Five significant growth capital projects are currently in progress: Keephills 3, Kent Hills, Blue Trail, Sundance Unit 5 uprate, and Summerview.

A summary of each of these projects is outlined below:

Project	Total Spend (millions)	Expected 2008 spend (millions)	Expected Completion Date	Details
Keephills 3	$815	$320 - 330	Q1 2011	A 450 MW (225 MW net ownership interest) coal-fired supercritical plant and associated mine capital in a partnership with EPCOR
Kent Hills	$170	$135 - 145	Q4 2008	A 96 MW wind farm in New Brunswick to operate under a power purchase agreement with New Brunswick Power Distribution and Customer Service Corporation
Blue Trail	$115	$20 - 25	Q4 2009	A 66 MW merchant wind farm in southern Alberta
Sundance Unit 5 uprate	$75	$15 - 20	Q4 2009	A 53 MW efficiency uprate at our Sundance facility
Summerview	$123	$20 - 30	Q1 2010	A 66 MW expansion of our Summerview wind farm in southern Alberta
Total growth	$1,298	$510 - 550

Sustaining Expenditures

Sustaining expenditures include planned maintenance, regular expenditures on plant equipment, systems and related infrastructures, as well as investments in our mines.  For 2008, our estimate for total sustaining capital expenditures, excluding our Mexico operations, is between $440 million and $480 million, allocated among:

•

$160 - $175 million for routine capital,

•

$100 - $110 million for mining equipment,

•

$70 - $75 million for Centralia modifications, and

•

$110 - $120 million on planned maintenance, with approximately 2,400 – 2,525 GWh lost.

  TRANSALTA CORPORATION / Q3 2008 23

Financing

Financing for these expenditures is expected to be provided by cash flow from operating activities and from existing borrowing capacity.

RELATED PARTY TRANSACTIONS

On Dec.16, 2006, TAU entered into an agreement with the partners of the Keephills 3 joint venture project to supply coal for the coal-fired plant.  The joint venture project is held in a partnership with TransAlta Energy Corporation (“TEC”), a wholly-owned subsidiary, and EPCOR Power Development Corporation. TAU will supply coal until the earlier of the permanent closure of the Keephills 3 facility or from early termination in certain specified circumstances.  As at Sept. 30, 2008, TAU had received $24 million from Keephills 3 Limited Partnership, a wholly-owned subsidiary, as a pre-payment of coal to be delivered under the contract.  Commercial operation of the Keephills plant is scheduled to commence in the first quarter of 2011.

In August 2006, we entered into an agreement with CE Generation, LLC (“CE Gen”), a Corporation jointly controlled by us and MidAmerican Energy Holdings Company (“MidAmerican”), a subsidiary of Berkshire Hathaway, whereby we buy available power from certain CE Gen subsidiaries at a fixed price.  In addition, CE Gen has entered into contracts with related parties to provide administrative and maintenance services.

For the period November 2002 to November 2012, one of our subsidiaries, TA Cogen, entered into various transportation swap transactions with TEC.  TEC operates and maintains TA Cogen's three combined-cycle power plants in Ontario and a plant in Fort Saskatchewan, Alberta.  TEC also provides management services to the Sheerness thermal plant, which is operated by Canadian Utilities Limited.  The business purpose of these transportation swaps is to provide TA Cogen with the delivery of fixed price gas without being exposed to escalating costs of pipeline transportation for three of its plants over the period of the swap.  The notional gas volume in the transaction was the total delivered fuel for each of the facilities.  Exchange amounts are based on the market value of the contract.  We entered into an offsetting contract, therefore we have no risk other than counterparty risk.

CURRENT ACCOUNTING CHANGES

Financial Instruments – Disclosures and Presentation

On Dec. 1, 2006, the CICA issued two new accounting standards: Handbook Section 3862, Financial Instruments – Disclosures and Handbook Section 3863, Financial Instruments – Presentation. These new standards were effective on Jan. 1, 2008.

The new CICA Handbook Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments — Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged presentation requirements.  These new sections place increased emphasis on disclosures made about the nature and extent of risks arising from financial instruments and how the entity manages those risks.  Refer to the notes to the financial statements for further explanation.

24   TRANSALTA CORPORATION / Q3 2008

FUTURE ACCOUNTING CHANGES

International Financial Reporting Standards (“IFRS”)

In 2005, the Accounting Standards Board (“AcSB”) announced that accounting standards in Canada are to converge with IFRS.  On Feb. 13, 2008, the AcSB confirmed that the use of IFRS will be required for interim and annual financial statements on Jan. 1, 2011 with appropriate comparative financial data for 2010. Under IFRS, there is significantly more disclosure required, specifically for interim reporting.  Further, while IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in accounting policy that must be addressed.

On Dec. 21, 2007, the United States Securities and Exchange Commission approved rule amendments that will allow foreign private issuers to issue financial statements without reconciliation to U.S. GAAP, if they are prepared using the English language version of IFRS as issued by the International Accounting Standards Board.

We have developed a plan to transition to IFRS by January 2011.  An initial investigation has been conducted to assess the implementation impacts including changes to accounting policies and processes, information systems, and business management.

A team has been established to further analyze the key areas identified in the plan and is working in conjunction with Information Technology and Internal Control resources to determine process and system changes along with appropriate financial reporting controls.

The full impact of adopting IFRS on TransAlta’s future financial position and future results cannot be reasonably determined at this time. TransAlta is carefully evaluating the transitional options available under IFRS at the adoption date as well as the most appropriate long-term accounting policies.

TransAlta’s preliminary view is that there are many similarities between Canadian GAAP and IFRS and that the major differences for TransAlta will likely arise in respect of property, plant, and equipment and the impairment of long-lived assets with potential impacts from expected revisions to existing IFRS standards in accounting for joint ventures and post-retirement benefits.

A steering committee has been established to monitor the progress and critical decisions in the transition to IFRS. This committee includes representatives from Finance, Information Technology, Treasury, Investor Relations, Human Resources, and Operations.  Quarterly updates are provided to the Audit and Risk Committee.

NON-GAAP MEASURES

We evaluate our performance and the performance of our business segments using a variety of measures.  Those discussed below are not defined under GAAP and therefore should not be considered in isolation or as an alternative to or more meaningful than, net income or cash flow from operating activities as determined in accordance with GAAP as an indicator of our financial performance or liquidity.  These measures are not necessarily comparable to a similarly titled measure of another company.

Each business unit assumes responsibility for its operating results measured to gross margin and operating income.  Operating income and gross margin provides management and investors with a measurement of operating performance which is readily comparable from period to period.

  TRANSALTA CORPORATION / Q3 2008 25

Gross margin and operating income are reconciled to net earnings below:

	3 months ended Sept. 30		9 months ended Sept. 30
	2008	2007	2008	2007
Gross margin	$ 398	$ 375	$ 1,207	$ 1,109
Operating expenses	(274)	(247)	(801)	(752)
Operating income	124	128	406	357
Foreign exchange (loss) gain	(4)	1	(5)	6
Gain on sale of equipment	-	3	5	15
Net interest expense	(33)	(28)	(101)	(102)
Equity loss	-	(3)	(97)	(14)
Earnings before non-controlling interests and income taxes	87	101	208	262
Non-controlling interests	15	12	38	34
Earnings before income taxes	72	89	170	228
Income tax expense	11	23	29	49
Net earnings	$ 61	$ 66	$ 141	$ 179

Presenting earnings on a comparable basis from period to period provides management and investors with the ability to evaluate earnings trends more readily in comparison with prior periods’ results. Earnings on a comparable basis are based on earnings per share and are additive quarter over quarter.

In calculating comparable earnings for 2008, we have excluded the writedown of our Mexican investment as the sale of such operations is a one time adjustment.

The change in life of certain component parts at Centralia Thermal was excluded as it is related to the cessation of mining activities at the Centralia coal mine and conversion to consuming solely third party supplied coal.  Additionally, we excluded the gains recorded on the sale of assets in 2007 and 2008 at the previously operated Centralia coal mine as we do not normally dispose of large quantities of fixed assets.  We have excluded the impact of the tax rate changes as they do not relate to current period earnings.

	3 months ended Sept. 30		9 months ended Sept. 30
	2008	2007	2008	2007
Earnings on a comparable basis	$ 62	$ 64	$ 210	$ 162
Sale of assets at Centralia, net of tax	-	2	4	10
Change in life of Centralia parts, net of tax	(1)	-	(8)	-
Investments writedown, net of tax	-	-	(65)	-
Tax rate change	-	-	-	7
Net earnings	$ 61	$ 66	$ 141	$ 179

Weighted average common shares outstanding in the period	198	203	199	203
Earnings on a comparable basis per share	$ 0.32	$ 0.32	$ 1.06	$ 0.80

26   TRANSALTA CORPORATION / Q3 2008

Free cash flow is intended to demonstrate the amount of cash we have available to invest in capital growth initiatives, repay recourse debt or repurchase common shares.

Sustaining capital expenditures for the three months ended Sept. 30, 2008, represents total capital expenditures per the statement of cash flow less $209 million that we have invested in growth projects.  For the same period in 2007, we invested $72 million in growth projects.  For the nine months ended Sept. 30, 2008 and 2007, we invested $401 and $145 million, respectively, in growth projects.

The reconciliation between cash flow from operating activities and free cash flow is calculated below:

	3 months ended Sept. 30		9 months ended Sept. 30
	2008	2007	2008	2007
Cash flow from operating activities	$ 202	$ 156	$ 610	$ 655
Add (Deduct):
Sustaining capital expenditures	(97)	(117)	(294)	(238)
Dividends on common shares	(58)	(49)	(163)	(154)
Distribution to subsidiaries' non-controlling interest	(25)	(22)	(69)	(63)
Non-recourse debt repayments	(1)	(11)	(3)	(32)
Timing of contractually scheduled payments	-	87	(116)	-
Centralia closure costs	-	-	-	24
Cash flows from equity investments	(1)	$ 2	2	10
Free cash flow	$ 20	$ 46	$ (33)	$ 202

Cash flows from equity investments represent operational cash flow from our equity subsidiaries less capital expenditures for such subsidiaries.

SELECTED QUARTERLY INFORMATION

(in millions of Canadian dollars except per share amounts)
	Q4 2007	Q1 2008	Q2 2008	Q3 2008

Revenue	$ 783	$ 803	$ 708	$ 791
Net earnings	129	33	47	61
Basic earnings per common share	0.64	0.17	0.24	0.31
Diluted earnings per common share	0.64	0.17	0.24	0.31

	Q4 2006	Q1 2007	Q2 2007	Q3 2007
		(restated)
Revenue	$ 752	$ 669	$ 612	$ 711
Net earnings (loss)	(146)	56	57	66
Basic earnings (loss) per common share	(0.72)	0.28	0.28	0.33
Diluted earnings (loss) per common share	(0.72)	0.28	0.28	0.33

  TRANSALTA CORPORATION / Q3 2008 27

CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (“Exchange Act”), management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report.  Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act are accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding our required disclosure.  In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management was required to apply its judgment in evaluating and implementing possible controls and procedures.  There has been no change in the internal control over financial reporting during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.  Based on the foregoing evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of Sept. 30, 2008, the end of the period covered by this report, our disclosure controls and procedures were effective at a reasonable assurance level.

FORWARD-LOOKING STATEMENTS

This MD&A and other reports and filings made with the securities regulatory authorities include forward-looking statements.  All forward-looking statements are based on TransAlta Corporation's beliefs and assumptions based on information available at the time the assumption was made.  In some cases, forward-looking statements can be identified by terms such as ‘may’, ‘will’, ‘believe’, ‘expect’, ‘potential’, ‘enable’, ‘continue’ or other comparable terminology.  The forward-looking statements relate to, among other things, statements regarding the anticipated business prospects and financial performance of TransAlta.  These statements are not guarantees of TransAlta's future performance and are subject to risks, uncertainties and other important factors that could cause the corporation’s actual performance to be materially different from those projected, including those material risks and assumptions discussed in this MD&A under the headings ‘Outlook’ and ‘Business Environment’ and in the MD&A in our annual report for the year ended Dec. 31, 2007 under the heading ‘Risk Factors and Risk Management’.  Some of the risks, uncertainties, and factors include, but are not limited to: legislative and regulatory developments that could affect revenues; costs associated with environmental compliance; overall costs; cost and availability of fuel to produce electricity; the speed and degree of competition entering the market; global capital markets activity; timing and extent of changes in commodity prices, prevailing interest rates, currency exchange rates, inflation levels and general economic conditions where TransAlta Corporation operates; results of financing efforts; changes in counterparty risk; and the impact of accounting standards issued by Canadian standard setters.  Given these uncertainties, the reader should not place undue reliance on these forward-looking statements which is given as of the date it is expressed in this MD&A or otherwise and TransAlta undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

28   TRANSALTA CORPORATION / Q3 2008

SUPPLEMENTAL INFORMATION

(Annualized)		Sept. 30, 2008	Dec. 31, 2007

Closing market price		$ 28.60	$ 33.35

Price range (last 12 months)	High	$ 37.50	$ 34.00

	Low	$ 27.46	$ 23.76

Debt/invested capital (including non recourse debt)		51.1%	46.8%

Debt/invested capital (excluding non recourse debt)		48.9%	44.2%

Return on common shareholders' equity		12.1%	13.1%

Return on invested capital		8.5%	9.8%

Comparable return on invested capital		10.9%	9.7%

Cash dividends per share		$ 1.06	$ 1.00

Price/earnings ratio (times)		21.0 x	21.8 x

Earnings coverage		2.7 x	3.3 x

Dividend payout ratio (based on net earnings)		78.2%	65.6%

Dividend payout ratio (based on comparable earnings)		67.7%	76.6%

Dividend coverage (times)		3.8 x	4.2 x

Dividend yield		3.7%	3.0%

Cash flow to debt		30.4%	30.7%

Cash flow to interest coverage (times)		6.4 x	6.6 x

Ratio Formulas

Debt/invested capital = (short-term debt + long-term debt – cash and cash equivalents) / (debt + non-controlling interests + common shareholders’ equity)

Return on common shareholders’ equity = net earnings / average of opening and closing common shareholders’ equity

Return on invested capital = (earnings before non-controlling interests and income taxes + net interest expense) / average annual invested capital

Comparable return on invested capital = (comparable earnings before non-controlling interests and income taxes + net interest expense) / average annual invested capital

Price/earnings ratio = current year’s close / basic earnings per share

Earnings coverage = (net earnings + income taxes + net interest expense) / (net interest expense excluding capitalized interest)

Dividend payout ratio = dividends / net earnings or comparable earnings

Dividend coverage = cash flow from operating activities / common share dividends

Dividend yield = dividend per common share / current period’s close price

Cash flow to debt = cash flow from operating activities before changes in working capital / two-year average of total debt

Cash flow to interest (times) = (cash flow from operating activities before changes in working capital + net interest expense) / (net interest expense excluding capitalized interest)

  TRANSALTA CORPORATION / Q3 2008 29

GLOSSARY OF KEY TERMS

Availability - A measure of time, expressed as a percentage of continuous operation 24 hours a day, 365 days a year that a generating unit is capable of generating electricity, regardless of whether or not it is actually generating electricity.

Btu (British Thermal Unit) - A measure of energy. The amount of energy required to raise the temperature of one pound of water one degree Fahrenheit, when the water is near 39.2 degrees Fahrenheit.

Capacity - The rated continuous load-carrying ability, expressed in mega watts, of generation equipment.

Derate - To lower the rated electrical capability of a power generating facility or unit.

Gigawatt - A measure of electric power equal to 1,000 megawatts.

Gigawatt hour (GWh) - A measure of electricity consumption equivalent to the use of 1,000 megawatts of power over a period of one hour.

Heat rate - A measure of conversion, expressed as BTU/MWh, of the amount of thermal energy required to generate electrical energy.

Megawatt (MW) - A measure of electric power equal to 1,000,000 watts.

Megawatt hour (MWh) - A measure of electricity consumption equivalent to the use of 1,000,000 watts of power over a period of one hour.

Net maximum capacity - The maximum capacity or effective rating, modified for ambient limitations, that a generating unit or power plant can sustain over a specific period, less the capacity used to supply the demand of station service or auxiliary needs.

Spark spread - A measure of gross margin per MW (sales price less cost of natural gas).

30   TRANSALTA CORPORATION / Q3 2008

TransAlta Corporation

Box 1900, Station “M”

110 - 12th Avenue S.W.

Calgary, Alberta Canada T2P 2M1

Phone

403.267.7110

Website

www.transalta.com

CIBC Mellon Trust Company

P.O. Box 7010 Adelaide Street Station

Toronto, Ontario Canada M5C 2W9

Phone

Toll-free in North America: 1.800.387.0825

Toronto or outside North America: 416.643.5500

Fax

416.643.5501

Website

www.cibcmellon.com

FOR MORE INFORMATION

Media inquiries

Michael Lawrence

Manager, External Relations

Phone

403.267.7330

E-mail

media_relations@transalta.com

Investor inquiries

Jennifer Pierce, MA, MBA

Vice-President, Communications and Investor Relations

Phone

1.800.387.3598 in Canada and United States

or 403.267.2520

Fax

403.267.2590

E-mail

investor_relations@transalta.com

  TRANSALTA CORPORATION / Q3 2008 31